United Services Management Corporation
888 Seventh Avenue, 17th Floor
New York, New York 10019
(212) 974-5725

                                September 25, 2008

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:    United Services Management Corporation (the “Company”)
      Registration Statement on Form S-1 (No. 333-149428)

Ladies and Gentlemen:

In accordance with Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), we hereby apply for voluntary withdrawal of the above-referenced registration statement, including all amendments and exhibits thereto (the “Registration Statement”). The Registration Statement was initially filed on February 28, 2008 and has not been declared effective by the Commission.

The Registration Statement covers the initial public offering of our units, each unit consisting of one share of our common stock and one warrants. We request the withdrawal of the Registration Statement due to unfavorable market conditions. No securities have been sold by the Company in connection with the offering covered by the Registration Statement.

We would appreciate it if you would please provide the Company a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The facsimile number of the Company’s outside legal counsel, David J. Levine of Kramer Levin Naftalis & Frankel LLP, is (212) 715-8136.

If you have any questions with respect to this matter, please call Mr. Levine at (212) 715-9121. Thank you for your assistance in this matter.

                                Sincerely,

                                United Services Management Corporation

                                By: /s/ Alan S. Bernikow
                                      Alan S. Bernikow
                                      Chief Financial Officer